As filed with the Securities and Exchange Commission on May 31, 2011.

Registration No. 333-173437

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

AMENDMENT NO. 3
TO
FORM F-1
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

BRAINSWAY LTD.
(Exact Name of Registrant as Specified in its Charter)

State of Israel	3841	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

Brainsway Ltd.
19 Hartum Street
Bynet Building, 1st Floor
Har HaHotzvim
Jerusalem 91451, Israel
(+972-2) 581-3140
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Brainsway, Inc.
c/o The Corporation Trust Company, Corporation Trust Center
1209 Orange Street, Wilmington, Delaware 19801

(302) 658-7581

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies of all correspondence to:

Cheryl V. Reicin, Esq. Torys LLP 237 Park Avenue New York, New York 10017 Tel: (212) 880-6000	Clifford M.J. Felig, Adv. Michael Rimon, Adv. Meitar Liquornik Geva & Leshem Brandwein 16 Abba Hillel Silver Rd. Ramat Gan 52506, Israel Tel: (+972-3)-610-3100	Steven M. Skolnick, Esq. Lowenstein Sandler PC 65 Livingston Avenue Roseland, New Jersey 07068 Tel: (973) 597-2382	Perry Wildes, Adv. Heather Stone, Adv. Gross, Kleinhendler, Hodak, Halevy, Greenberg & Co. One Azrieli Center, Round Building Tel Aviv 67021 Israel Tel: (+972-3)-607-4444

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐
__________________________

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Proposed maximum aggregate offering price(1)(2)	Amount of registration fee
Ordinary Shares, par value NIS 0.04 per share	$11,500,000	$1,335.15
Warrants (Series 5) to Purchase Ordinary Shares	$ (3)	$ (4)
Ordinary Shares Underlying Warrants (Series 5)	$11,385,004.95 (5)	$1,321.80
Total	$22,885,004.95	$2,656.95 (6)

(1) Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) of the Securities Act of 1933, as amended (the “Securities Act”).
(2) Includes ordinary shares that the underwriters may purchase to cover over-allotments, if any.
(3)  The Warrants (Series 5) to be issued to investors hereunder are included in the price of the ordinary shares above.
(4) No separate registration fee is required pursuant to Rule 457(g) of the Securities Act.
(5) Represents the maximum aggregate exercise price for the ordinary shares underlying the Warrants being offered hereunder (assuming that the underwriters' over-allotment option is exercised and assuming that the ordinary shares and Warrants are sold at the maximum price within the price range set therefor, with the Warrant (Series 5) exercise price per underlying ordinary share constituting 135% of such maximum price), in accordance with Rule 457(i) of the Securities Act.
(6) Due to earlier, higher estimates of the maximum aggregate offering price, a registration fee of $4,673.02 (in the aggregate) has been previously paid.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

EXPLANATORY NOTE

This Amendment No. 3 to the Registration Statement on Form F-1 (File No. 333-173437) of Brainsway Ltd. is being filed solely for the purpose of filing the following exhibits:

Exhibit 1.1 — Form of Underwriting Agreement; and

Exhibit 10.13 — Form of Lock-Up Agreement with respect to the current offering, by and between Roth Capital Partners, LLC and certain directors and executive officers of the Registrant.

No other changes have been made to the registration statement.  Accordingly, this amendment consists only of the facing page, this explanatory note and Part II of the registration statement.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 6.  Indemnification of Directors, Officers and Employees

An Israeli company may indemnify a director or officer) in respect of certain liabilities either in advance of an event or following an event provided that a provision authorizing such indemnification is inserted in its articles of association.  Our Articles of Association contain such a provision.  An undertaking provided in advance by an Israeli company to indemnify a director or officer with respect to a financial liability imposed on him or her in favor of another person pursuant to a judgment, settlement or arbitrator’s award approved by a court must be limited to events which in the opinion of the Board of Directors can be foreseen based on the company’s activities when the undertaking to indemnify is given, and to an amount or based on a criteria determined by the Board of Directors as reasonable under the circumstances, and such undertaking must detail the above-mentioned events and amount or criteria.

In addition, a company may indemnify a director or officer against the following liabilities incurred for acts performed as director or officer:

•
reasonable litigation expenses, including attorneys’ fees, incurred by the director or officer as a result of an investigation or proceeding instituted against him or her by an authority authorized to conduct such investigation or proceeding, provided that (i) no indictment was filed against such office holder as a result of such investigation or proceeding; and (ii) no financial liability, such as a criminal penalty, was imposed upon him or her as a substitute for the criminal proceeding as a result of such investigation or proceeding or, if such financial liability was imposed, it was imposed with respect to an offense that does not require proof of criminal intent; and

•
reasonable litigation expenses, including attorneys’ fees, incurred by the director or officer or imposed by a court in proceedings instituted against him or her by the company, on its behalf or by a third party or in connection with criminal proceedings in which the director or officer was acquitted or as a result of a conviction for a crime that does not require proof of criminal intent.

An Israeli company may insure a director or officer against the following liabilities incurred for acts performed as a director or officer:

•	a breach of duty of care to the company or to a third party, including a breach arising out of the negligent conduct of an office holder;

•
a breach of duty of loyalty to the company, provided that the director or officer acted in good faith and had a reasonable basis to believe that the act would not prejudice the interests of the company; and

•	financial liabilities imposed on the office holder for the benefit of a third party.

An Israeli company may not indemnify or insure a director or officer against or for any of the following:

•	a breach of duty of loyalty, except to the extent that the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice the company;

•	a breach of duty of care committed intentionally or recklessly, excluding a breach arising out of the negligent conduct of the office holder;

•	an act or omission committed with intent to derive illegal personal benefit; or

•	a fine levied against the office holder.

Under the Israeli Companies Law, indemnification and insurance of directors and officers must be approved by our Audit Committee and our Board of Directors and, in respect of our directors, by our shareholders.  Our directors and officers are currently covered by a directors and officers’ liability insurance policy with respect to specified claims.  To date, no claims for liability have been filed under this policy.  In addition, we have entered into indemnification agreements with each of our directors and officers and the directors and officers of our subsidiaries providing them with indemnification for liabilities or expenses incurred as a result of acts performed by them in their capacity as such.  This indemnification is limited both in terms of amount and coverage.  In the opinion of the SEC, however, indemnification of directors and office holders for liabilities arising under the Securities Act is against public policy and therefore unenforceable.

Item 7.  Recent Sales of Unregistered Securities

All of the below-described numbers of shares issuable or sold, and offering and exercise prices, reflect the one-for-four reverse stock split that we effected prior to the date of this prospectus.

Initial Public Offering of Ordinary Shares in Israel

In January 2007, pursuant to our initial public offering in Israel, we offered and sold 2,203,800 ordinary shares, 2,203,800 negotiable Series 1 Warrants, each exercisable at an initial price per underlying ordinary share of NIS 16.00 or $4.60 (as to be adjusted based on changes in  the Israeli consumer price index subsequent to January 2007) and 2,203,800 negotiable Series 2 Warrants, each exercisable at an initial price per underlying ordinary share of NIS 20.40 or $5.86 (as to be adjusted based on changes in  the Israeli consumer price index subsequent to January 2007).  The shares and warrants were offered in units comprised of 25 ordinary shares, 25 negotiable Series 1 Warrants and 25 negotiable Series 2 Warrants each, at a minimum price per unit of NIS 1,360 or $390.80, for aggregate consideration of approximately NIS 33 million, or $9.48 million (based on the exchange rate of NIS 3.48 = US$1.00 reported by the Bank of Israel on March 31, 2011), prior to deduction of issuance and underwriting expenses.  The ordinary shares, Series 1 Warrants and Series 2 Warrants were all listed for trading on the TASE, and the ordinary shares issued upon exercise of the Series 1 Warrants and Series 2 Warrants were similarly listed for trading on the TASE immediately upon their issuance following such exercise.  The exercise periods for the Series 1 Warrants and Series 2 Warrants expired on December 31, 2008 and January 2, 2011, respectively.

The principal underwriters for this offering were Clal Finance Underwriting Ltd. and Gaon Underwriting and Investments Ltd., and total cash commissions paid to them in respect of the offering amounted to NIS 3 million or $862,070 (based on the exchange rate reported by the Bank of Israel on March 31, 2011).  Clal Finance Underwriting Ltd. was also issued warrants (which were not listed for trading) to purchase an aggregate of 225,000 ordinary shares at an exercise price of NIS 2.96 (or $0.85) per share.  Such warrants were subsequently exercised, from October 2008 through January 2009, for total consideration of approximately NIS 678,000, or $194,828 (based on the exchange rate reported by the Bank of Israel on March 31, 2011).

Follow-On Offering in Israel

On February 26, 2009, we filed a shelf prospectus with the TASE and ISA.  The shelf prospectus allowed us, for a period of two years, to issue the securities described in the prospectus to the public in Israel by means of shelf offering reports, without being required to publish a full prospectus.  Following their issuance, such securities could be registered for trade on the TASE with no lock-up period.  As permitted under applicable Israeli law, our shelf prospectus did not contain a NIS or dollar limitation on the aggregate amount of the securities to be offered thereunder.  The shelf prospectus registered different classes of securities, including up to three billion ordinary shares, up to five series of ordinary debentures, up to five series of debentures convertible into ordinary shares, up to five series of warrants exercisable into shares and up to 10 series of warrants exercisable for debentures.

Pursuant to our February 2009 shelf prospectus, we conducted, in December 2009, a follow-on public offering in Israel involving the issuance and listing on the TASE of Series 3 Warrants, exercisable for up to 250,000 ordinary shares at an exercise price of NIS 51 or $14.66 per ordinary share (based on the exchange rate reported by the Bank of Israel on March 31, 2011) until June 30, 2010, and Series 4 Warrants, exercisable for up to 250,000 ordinary shares at an exercise price of NIS 80 or $22.99 per ordinary share (based on the exchange rate reported by the Bank of Israel March 31, 2011) until December 31, 2011.  The warrants were offered and sold in units, each consisting of Series 3 Warrants to purchase two and one-half ordinary shares and Series 4 Warrants to purchase two and one-half ordinary shares, at a minimum price per unit of NIS 16 (or $4.60).  The immediate aggregate proceeds from the offering of such warrants amounted to approximately NIS 1.4 million or $402,299 (based on the exchange rate reported by the Bank of Israel on March 31, 2011).  The Series 3 Warrants and Series 4 Warrants were listed for trading on the TASE, and the ordinary shares issuable upon exercise thereof will be listed for trading on the TASE immediately upon their issuance following such exercise.

This follow-on offering was not underwritten, although we engaged a distributor who assisted us in selling the warrants to the public pursuant to the offering, who received approximately NIS 70,000 (or $20,115) as commission for his services.

Additional Issuances of Ordinary Shares

Of the Series 1 Warrants sold in our initial public offering in Israel in January 2007, 490,823 were exercised (from the initial date on which they could be exercised— May 2008— until the expiration date for exercise, December 31, 2008) for aggregate consideration of approximately NIS 8.4 million, or $2.41 million.  Of the Series 2 Warrants sold in our Israeli initial public offering, 2,201,950 were subsequently exercised (from the date on which they were first exercisable until the expiration date for exercise, January 2, 2011) for aggregate consideration of approximately NIS 51,023,441, or $14.66 million.

Of the Series 3 Warrants and Series 4 Warrants sold in our follow-on offering, none (of either series) has been exercised until the date of this prospectus.

Pursuant to a standby equity distribution agreement, dated December 18, 2008 and amended on February 25, 2009, with YA Global Investments L.P., or YA Global, we issued to YA Global, in March 2009, an aggregate of 53,393 ordinary shares, in consideration of its payment of the par value of such shares (NIS 0.04 per share, for aggregate cash consideration of NIS 2,136 or $614) and its undertaking under the agreement to provide us with subsequent financings.  Such shares were issued and listed for trading on the TASE pursuant to our February 2009 shelf offering prospectus.  This agreement with YA Global terminated automatically in February 2011, upon the lapse in effectiveness of our February 2009 shelf prospectus.

During 2009, we issued 50,000 ordinary shares in connection with the exercise of options (which had been granted under our 2006 Stock Option Plan) by a consultant, for total consideration of approximately NIS 154,000 or $44,253.  The shares issued upon exercise were listed for trading on the TASE.

In January 2010, we issued 25,000 ordinary shares to a consultant upon exercise of an equivalent number of options (which had been granted under our 2006 Stock Option Plan), for consideration of approximately NIS 71,000 or $20,402.  The shares issued upon exercise were listed for trading on the TASE.

In April 2010, we issued 1,000 ordinary shares to one of our directors upon exercise of an equivalent number of options (which had been granted under our 2006 Stock Option Plan) at an exercise price of NIS 11.28 ($3.24) per share, for aggregate consideration of NIS 11,280 or $3,241.  The shares issued upon exercise were listed for trading on the TASE.

In May 2010, we issued 500 ordinary shares to a consultant upon exercise of an equivalent number of options (which had been granted under our 2006 Stock Option Plan) at an exercise price of NIS 0.04 per share, for aggregate consideration of NIS 20 or $5.75.  The shares issued upon exercise were listed for trading on the TASE.

Other than for the public offering in Israel described above, no underwriters were involved in the foregoing sales of ordinary shares.  All of the securities referred to above were sold pursuant to an exemption from registration under Regulation S of the Securities Act relevant to sales of securities outside of the United States and/or under Section 4(2) of the Securities Act as not involving a public offering, to the extent an exemption from such registration was required.

Item 8.  Exhibits and Financial Statement Schedules

(a)           Exhibits

EXHIBIT INDEX

1.1	Form of Underwriting Agreement.
3.1	Articles of Association of the Registrant, as amended. ∞#
4.1	Specimen ordinary share certificate. #
4.2	Specimen Series 4 Warrant certificate.∞ #
4.3	Specimen Series 5 Warrant certificate. #
4.4	Form of Warrant Agreement for Series 5 Warrants. #
5.1	Opinion of Meitar Liquornik Geva & Leshem Brandwein, Israeli counsel to the Registrant, as to the validity of the ordinary shares (including consent).#
10.1	Employment Agreement, dated April 3, 2006, by and between Brain Research and Development Services Ltd. and Uzi Sofer, as amended by First Amendment to Employment Agreement, dated May 9, 2006.∞ #
10.2
Employment Agreement, dated April 3, 2006, by and between Brain Research and Development Services Ltd. and Dr. Yiftach Roth, as amended by First Amendment to Employment Agreement, dated May 9, 2006.∞ #

10.3	Employment Agreement, dated April 10, 2007, by and between Brain Research and Development Services Ltd. and Yael Zeiger.∞ #
10.4	Consulting Agreement, dated April 1, 2009, but effective as of May 1, 2006, by and between Brainsway, Inc. and Professor Abraham Zangen. #
10.5	Consulting Agreement, dated April 3, 2006, by and between Brain Research and Development Services Ltd. and Dr. David Zacut, as amended by First Amendment to Consulting Agreement, dated May 9, 2006. #
10.6.1	Patent License Agreement, dated July 7, 2003, by and between Brainsway, Inc. and the United States Public Health Service. #
10.6.2	Patent License Amendment, dated August 24, 2005, by and between Brainsway, Inc. and the United States Public Health Service. #
10.6.3	Second Amendment to Patent License Agreement, dated April 17, 2008, by and between Brainsway, Inc. and the United States Public Health Service. #
10.7.1	Research and License Agreement, dated June 2, 2005, by and between Brainsway, Inc. and Yeda Research and Development Company Ltd. #
10.7.2	First Addendum Agreement, dated August 19, 2007, by and between Brainsway, Inc. and Yeda Research and Development Company Ltd. #
10.7.3	Second Addendum Agreement, dated January 18, 2009, by and between Brainsway, Inc. and Yeda Research and Development Company Ltd. #
10.7.4	Third Addendum Agreement, dated March 23, 2010, by and between Brainsway, Inc. and Yeda Research and Development Company Ltd. #
10.7.5	Fourth Addendum Agreement, dated November 12, 2009, by and between Brainsway, Inc. and Yeda Research and Development Company Ltd. #
10.7.6	First Amendment to Fourth Addendum Agreement, dated May 11, 2010, by and between Brainsway, Inc. and Yeda Research and Development Company Ltd. #
10.8	Research and Development Agreement, dated March 7, 2006 and effective as of January 1, 2006, by and between Brainsway, Inc. and Brain Research and Development Services Ltd. #
10.9	Marketing and Promotion Agreement, dated as of June 16, 2009, by and between the Registrant and Advanced Technologies Innovation Distribution SRL. † #
10.10	License, Marketing and Distribution Agreement, dated as of August 26, 2010, by and between the Registrant and Meizler Biopharma S.A. † #
10.11	Brainsway Ltd. 2006 Employee Stock Option Plan. #
10.12
Lease Agreement, dated November 7, 2007, by and between Kesselman and Kesselman, Certified Public Accountant, as lessor, and Brain Research and Development Services Ltd., as lessee, as extended on October 30, 2008.∞ #

10.13	Form of Lock-Up Agreement with respect to the current offering, by and between Roth Capital, LLC and certain directors, executive officers and significant shareholders of the Registrant.
21.1	List of subsidiaries of the Registrant. #
23.1	Consent of Kost Forer Gabbay & Kasierer, Certified Public Accountant, a member firm of Ernst & Young Global, independent registered public accounting firm for the Registrant.#
23.2	Consent of Meitar Liquornik Geva & Leshem Brandwein, Israeli counsel to the Registrant (included in Exhibit 5.1).#
24.1	Powers of Attorney for all directors, except for Dr. Eli Rosenbaum (included in signature page to Registration Statement). #
24.2	Power of Attorney for Dr. Eli Rosenbaum. #

∞	English translation of original Hebrew document.
#	Previously filed.
†	Portions of this exhibit have been omitted and filed separately with the Securities and Exchange Commission pursuant to a confidential treatment request.

Financial Statement Schedules

All financial statement schedules have been omitted because either they are not required, are not applicable or the information required therein is otherwise set forth in the Registrant’s consolidated financial statements and related notes thereto.

Item 9.  Undertakings

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the provisions described in Item 6 hereof, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.  In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes:

(1)           To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)
To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement.  Notwithstanding the foregoing, any increase or decrease in the volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

(iii)
To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2)           That, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)           To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)           To file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A. of Form 20−F at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Act need not be furnished, provided, that the Registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements.

(5)           To provide the underwriters at the closing specified in the Underwriting Agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

(6)           That for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4), or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(7)           That for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Jerusalem, State of Israel on this 31st day of May, 2011.

BRAINSWAY LTD.

By:	/s/ Uzi Sofer
Uzi Sofer
Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the dates indicated:

Name	Title	Date
/s/ Uzi Sofer	Chief Executive Officer (principal executive officer)	May 31, 2011
Uzi Sofer
/s/ Yael Zeiger	Chief Financial Officer	May 31, 2011
Yael Zeiger	(principal financial officer and principal accounting officer)
/s/ Yael Zeiger, as attorney for David Zacut	Chairman of the Board	May 31, 2011
David Zacut, M.D.
/s/ Yael Zeiger, as attorney for Yiftach Roth	Director	May 31, 2011
Yiftach Roth, Ph.D.
/s/ Yael Zeiger, as attorney for Avner Hagai	Director	May 31, 2011
Avner Hagai
/s/ Uzi Sofer	Director	May 31, 2011
Uzi Sofer
/s/ Yael Zeiger, as attorney for Uri Elmaliach	Director	May 31, 2011
Uri Elmaliach, M.D.
/s/ Yael Zeiger, as attorney for Daniel Azriel	Director	May 31, 2011
Daniel Azriel

/s/ Yael Zeiger, as attorney for Yuval Lavi	Director	May 31, 2011
Yuval Lavi, M.D. /s/ Yael Zeiger, as attorney for Gavriel Magen	Director	May 31, 2011
Gavriel Magen /s/ Yael Zeiger, as attorney for Orly Uri	Director	May 31, 2011
Orly Uri /s/ Yael Zeiger, as attorney for Giyora Yannai	Director	May 31, 2011
Giyora Yannai /s/ Yael Zeiger, as attorney for Eli Rosenbaum	Director	May 31, 2011
Eli Rosenbaum, M.D. Brainsway, Inc. By: /s/ Uzi Sofer	Authorized United States Representative	May 31, 2011
Name: Uzi Sofer Title: Chief Executive Officer